June 2, 2025
Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 458 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 RACWI US ETF
Dear Ms. Rossotto:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the RACWI US ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example in the response letter.
Response: The Registrant has provided the completed fee table and expense example as part of this response – see Exhibit A.
Comment 3:In the Principal Investment Strategies discussion, the Fund lists four fundamental valuation metrics that it considers when selecting companies for the Index. Clarify if all four valuation metrics are applied equally when determining a company’s cumulative fundamental weight within the Index.
Response: Yes, each valuation metric is equally weighted when determining a company’s cumulative fundamental weight in the Index. The Registrant notes that, in the sentence preceding the list of the four valuation metrics, it states that the company selection process begins by integrating the “four equally-weighted fundamental valuation measures” to determine the relative company size with the Fund’s investment universe.
Comment 4:In the Principal Investment Strategies section, please state what the Fund’s initial investment universe is.
Response: The Registrant notes that the Fund discloses in the prospectus its investment universe includes “all U.S. listed mid- and large- capitalization companies”. The Registrant believes this accurately describes the Fund’s initial investment universe, so it does not believe any changes to the disclosure are necessary.
Comment 5:In the Principal Risks section, you include risk disclosure regarding investments in the U.S. Please consider whether you need to expand that disclosure to address current market conditions in the U.S.
Response: The Registrant has elected not to make any changes to its current risk disclosure. The Registrant believes its Risk of Investing in the U.S. disclosure in the summary section of the prospectus, coupled with its Item 9 expanded disclosure adequately addresses the potential risks associated with current market conditions in the U.S.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 6:In the section Approval of Advisory Agreement & Investment Sub-Advisory Agreement, please state the period end for which the disclosure of the basis for the Board’s approval the Advisory Agreement and sub-advisory agreement will be available.
Response: The Registrant has updated the disclosure to address the comment. Please see the revised disclosure below.
“APPROVAL OF ADVISORY AGREEMENT & INVESTMENT SUB-ADVISORY AGREEMENT
A discussion regarding the basis for the Board’s approval of the Advisory Agreement and sub-advisory agreement with respect to the Fund will be available in the Fund’s first Form N-CSR dated December 31, 2025.
Comment 7:In the section of the prospectus Distribution and Service Plan, the Fund indicates no Rule 12b-1 fees are being charged. If the Fund may begin charging Rule 12b-1 fees in the first year of operations, please gross up the Fund’s annual fund operating expenses to include such fees.
Response: The Registrant does not intend to charge Rule 12b-1 fees within the first year of operations. If the Registrant elects to begin charging such fees, it will provide notice to shareholders and update the Fund’s prospectus to comply with the requirements of Form N-1A.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.15%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.15%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$15	$48

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